Exhibit 99.4

CERTIFICATE OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

I, Patrick W.D. McCann, the Executive Vice-President and Chief Financial Officer of Magna International Inc. (the “Company”), certify that:

1.

the Annual Report on Form 40-F of the Company dated the 31st day of March, 2023 for the fiscal year ending December 31, 2022 (the “Report”) fully complies with the requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated as of the 31st day of March, 2023.

/s/ “Patrick McCann”
Patrick W.D. McCann
Executive Vice-President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.